As filed with the Securities and Exchange Commission on February 4, 2000
Registration No. ----------------
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Phoenix Metals U.S.A. II, Inc. ---------------------------------------------------------------------------------------------------------------------------------------------
(Name of Small Business Issuer in its charter)

Colorado ----------------------------------------------------	95-4571729 -----------------------------------------------
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
801 South Rampart Boulevard, Suite 178 Las Vegas, Nevada ----------------------------------------------------	89128 -----------------------------------------------
(Address of principal executive offices)	(Zip Code)
Issuer's telephone number,	(702) 947-2178 ----------------------------------------------------
Securities to be registered under Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
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Securities to be registered under Section 12(g) of the Act:
Common Stock, Par Value $.0001 ---------------------------------------------------------------------------------------------------------------------------------------------
(Title of class)

--------------------------------------------------------------------------------------------------------------------------------------------- (Title of class)

i

FORWARD LOOKING STATEMENTS

        This registration statement contains various forward-looking statements. Such statements can be identified by the use of forward-looking words such as "anticipate," "believe," "estimate," "likely," "intend," "expect" or similar words. The statements contained in this registration statement discuss expectations regarding future developments, operations or financial conditions or state other forward looking information. When considering such forward-looking statements, a prospective investor should keep in mind the risk factors noted in Item 2 of Part I of this registration statement and other cautionary statements throughout this registration statement. A prospective investor should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. If one or more risks identified herein, or any other applicable filings, materialize, or any other underlying assumptions prove incorrect, the actual results of Phoenix Metals U.S.A. II, Inc. (the "Company"), may vary materially from those anticipated, estimated or intended.

        In addition to other factors and matters discussed elsewhere in this registration statement, the following are important factors that, in the view of the Company's management, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to efficiently and effectively build and operate its commercial production facilities; the ability of the Company to effectively and economically extract precious and noble metals from its volcanic cinder ore reserves; market acceptance of the Company's products and applications for precious and noble metals technology generally; the ability of the Company to hire and retain qualified technical, operational and sales and marketing personnel; the ability of the Company to obtain acceptable forms and amounts of financing to fund current and future operations and any acquisitions; the ability of the Company to protect its intellectual property rights in its precious and noble metals technology; the success of further research and development efforts; competition from companies with greater financial, technical and other resources than the Company; and the Company's ability to locate and enter into strategic or joint venture relationships. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

PART I

Item 1.           Description of Business

    History and Organization

        The Company was originally formed as Powell Capital Corporation, a Colorado corporation, on December 22, 1986. In June 1987, the Company acquired all of the issued and outstanding common stock of Imagenét Systems, Inc., a Florida corporation, in exchange for shares of the Company's common stock. In November 1987, Powell Capital Corporation amended its articles of incorporation on file with the Colorado Secretary of State to change its name to Imagenét Systems, Inc. In June 1993, the Company entered into an agreement with Robert F. Flaherty and Diana Lee Flaherty, whereby the Company acquired the rights to certain mineral ores and proprietary information and equipment owned by or licensed to them in exchange for shares of the Company's common stock. Ms. Flaherty currently is Chairperson of the Board of Directors, Secretary and Treasurer and Mr. Flaherty currently is a director and the President of the Company. In August 1993, the Company further amended its articles of incorporation to change its name to Phoenix Metals U.S.A. II, Inc.

        The Company (as Powell Capital Corporation) was initially formed to obtain funding from investors to seek out and take advantage of business opportunities. Upon the Company's acquisition of Imagenét Systems, Inc., the business of the Company was developing various software programs. Since the Company's acquisition of certain assets owned by the Flahertys, the Company has been involved in its present operations.

    Business Operations

        The Company is a development stage, high technology metals processing, smelting and refining company. The Company's activities to date have involved the development or improvement of proprietary processes or techniques to be employed in extracting precious and noble metals from volcanic cinder ores. As used in this registration statement, precious metals refer to gold and silver and noble metals refer to platinum group metals. Platinum group metals include platinum, palladium, rhodium, iridium, ruthenium and osmium. Currently the Company's operations consist of the production of doré metal bars ready for either separation into individual precious and noble metals at a refinery or sale to a buyer. Doré metal bars are bars of the processed but unseparated precious and noble metals extracted from volcanic cinder ore. Presently doré metal bars are produced in limited quantities for purposes of testing the Company's technology. Since July 1993, the Company's principal focus has been research and development of all aspects of its business operations, including:

    developing and acquiring proprietary processes for the extraction of precious and noble metals from volcanic cinder ore;

    acquiring and developing refining/smelting equipment;

    obtaining permits, licenses and other governmental approvals;

    obtaining patents or other proprietary information and technology relating to concentrating, smelting and separating complex volcanic cinder ore containing precious and noble metals, or the license thereof;

    constructing a testing and pilot smelting plant and ore mill to produce doré metal bars containing precious and noble metals, in an amount sufficient to conduct fire, instrumental, chemical assay testing and volume production test runs under various conditions;

    engineering and designing environmentally compatible ore processing facilities and systems;

    formulating ore processing formulas; and

    establishing employee and management policies and procedures.

        The Company spent approximately $368,093 for the fiscal year ended June 30, 1998, and $617,169 for the fiscal year ended June 30, 1999, on its research and development activities.

        The Company's offices are located at 801 South Rampart Boulevard, Suite 178, Las Vegas, Nevada 89128. The 3,200 square feet of office space houses the Company's executive and administrative offices.

        The Company has been actively engaged in pre-production operations since July 1993. Currently the Company processes approximately 1,000 pounds of ore per day as it tests various formulas of its proprietary processes. Such operations are conducted at a millsite the Company refers to as its "Black

Mountain facility" located on the seven mile marker at 1088 East Cottonwood Cove Road between Searchlight and Cottonwood Cove, Lake Mojave, Nevada. See Item 3, Part I - Properties.

        The Company maintains a staff of 20 full-time employees, including management, and five industry consultants who devote 50% or more of their business time to the Company. The Company's consultants include individuals with areas of expertise in business development, corporate finance and banking and in technical areas including electro-refining, smelting, metallurgy and land management. Over the next 12 months the Company intends to hire a limited number of additional employees to work at both the administrative offices and the Black Mountain facility to meet the expected production increases of one to two tons of doré metal per day by December 31, 2000.

    Technology and Processes

        The Company is developing its business operations to recover precious and noble metals from volcanic cinder ore. The Company uses a combination of (a) patented technology licensed from the Flahertys, (b) developed proprietary technologies and (c) patented equipment licensed from the Flahertys with respect to the Collider. The Collider is proprietary equipment used at the Company's Black Mountain facility to break volcanic cinder ore into smaller particles in preparation for the smelting process. Standard mining industry methods are also used to process the volcanic cinder ore.

        Step 1:  Processing and Concentration of Ore

        Currently the Company ships in volcanic cinder ore from Arizona to be processed at the Black Mountain facility. Broken up earth containing the volcanic cinder ore called "head ore" is further crushed into particles no greater in size than 3/8 of an inch.

        The processed head ore is then placed in the Collider. The Collider reduces the head ore into fine particulates. The ore is then concentrated. During concentration, the heavier complex amalgams (amalgams are different metals chemically bound together) are separated from surrounding lighter and less valuable rock and clay particles.

Flow Diagram of Processing and Concentration Operations

Shipment of Head Ore to Black Mountain Facility

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Crushing - Break up head ore to minus 3/8"

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Processing - Reduce to fine particles with the Collider

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Concentration - Proprietary processes where heavier amalgams are separated from lighter dirt and clays

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Ship to Mill Site - Concentrated ore is ready for smelting

        Step 2:  The Smelting Process

        The Company's Black Mountain facility presently uses three diesel-fired crucible furnaces for doré production. Doré metal consists of metals from which precious and noble metals can be extracted. Additionally, several smaller test blast furnaces for batch testing and an induction furnace for re-smelting and reclamation are used. Processed head ore or concentrated ore is mixed with fluxes pursuant to a proprietary formula or with collector metals. Fluxes are mixtures of different chemicals that are added before the smelting process. Collector metals, if used at all, are metals added to enhance the extraction of precious and noble metals. The mixture is then brought to the correct smelting temperature for a specific amount of time so the critical high-temperature chemical reactions will take place.

        After pouring off and separation of the slag material, the precious or noble metal doré is poured into bars for assay, sale, storage or ultimate refinery separation into gold, silver and platinum group metals using electro-refining and other chemical procedures.

        The Company believes all aspects of the smelting process are conducted in conformance with applicable environmental protection and safety standards. The Company believes that all of its smelting processes pose no hazard to air, ground or water systems.

Flow Diagram of Smelting Operations

Blending - Add fluxes to ore

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Smelting - Furnaced to produce molten metal

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Pour off slag - Waste product; reclaim or recycle

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Pour Doré Metal - Precious and noble metals are held for inventory or sale

        Step 3:  Precious and Noble Metals Refining Process

        Presently, the Company is developing and running pilot operations consisting of Step 1 (processing and concentration operations) and Step 2 (smelting operations). However, the Company intends to expand its operations within the next two years to include Step 3, the precious and noble metals refining process.

        Because of the Company's limited production levels, the Company does not sell its doré bars. The Company is optimistic, however, that as its production of doré bars increases, the Company will sell its metals in the international precious and noble metals markets.

    Competitive Conditions

        Once the Company commences commercial production of its doré metal bars, it will compete with other larger, more established mining companies that mine and sell the same precious and noble metals. Presently, other than gold only, a small amount of the world's precious and noble metals supply is produced in the United States. Most of the Company's competition will come from Russia, South Africa and, to a lesser extent, Canada. With respect to domestic producers, the Company believes that Stillwater Mining Company in Montana is the only significant domestic producer of platinum and pallidum with reserves and technology significantly different from the Company. While the Company will compete with these companies in the market place, the Company believes they cannot duplicate the Company's processes to extract precious and noble metals from volcanic cinder ore. The Company believes that its ability to extract precious and noble metals from volcanic cinder ore will make it competitive with other mining companies that use traditional mining and refining processes. The Company believes that it can supply domestic consumers currently purchasing precious and noble metals from foreign producers and intends to direct its marketing and selling efforts toward such consumers.

    Sources and Availability of Raw Materials

        The Company targets cinder ore deposits from extinct volcanoes. The Company has the rights to ore deposits in Arizona and Nevada. The Company's management believes that the Company's current supply of ore is sufficient for its present and anticipated operations.

    Proprietary Technology

        Presently, the Company's processes of extracting precious and noble metals from volcanic cinder ore is protected under a patent issued by the United States Patent and Trademark Office. The rights to use the patent were acquired by the Flahertys who subsequently granted limited use of those rights to the Company.

        The Collider used by the Company is also protected under a patent issued by the United States Patent and Trademark Office. The Flahertys were granted a license to build and use the Collider. The Flahertys subsequently granted limited rights to use the Collider to the Company.

    Government Approvals and Effect of Compliance

        The Company believes it holds or is in the process of obtaining all business licenses and permits necessary to conduct its business as required by all federal, state and local authorities. The Company estimates the cost of obtaining and complying with such governmental permits and licenses has been approximately $200,000 as of the date of this registration statement.

Item 2.           Management's Discussion and Analysis or Plan of Operation

    Commercial Implementation and Operation

        The Company has completed substantial research and development activities related to its extraction of precious and noble metals from volcanic cinder ore, and the utilization of necessary proprietary technology, equipment, formulas and training protocols. Over the next 12 months, the Company believes substantial efforts will be directed toward moving the Company's pilot operations into commercial applications.

        The Company is aware that the transition from an essentially research and development operation into a sustainable commercial production operation could be a difficult and potentially expensive effort, and could be expected to present barriers to both attracting skilled executive management and technical manpower. Additionally, construction delays are likely to be encountered. The Company has attempted to facilitate that transition by scaling up the size, scope and capability of its Black Mountain facility over the past nine months. Further, the Company has acquired three new furnaces, moved the pilot plant equipment offline, experimented with ore responsiveness to various formulas and temperatures and expanded its onsite capability in utilizing and maintaining chemical technical processes and facilities. The Company believes that modest commercial production levels are possible at its existing facilities without substantial additional expense. The Company hopes to experience an economical and profitable transition to commercial exploitation of its technology.

    Financing and Liquidity

        During its research and development efforts, the Company has not relied upon or used traditional outside sources of financing for its current operations or the development of its proprietary technology and processes. The Company has received substantial funding from the Flahertys, its principal stockholders, who have continued to advance funds to further the research and development activities exchanging those cash advances for capital stock. The Company, therefore, has not been required to borrow from banks or other traditional financial or capital sources. While the Flahertys continue to promise their financial support during the transition into commercial exploitation of the Company's technology, there is no assurance that such financial support will continue, or that the Company may not find it desirable to seek funding from more traditional financial and capital sources, or that the Company may move to raise additional debt or equity capital to finance its transition into commercial exploitation of its technology. There is no assurance that if the Flahertys should terminate their financial support, the Company will be able to borrow from traditional institutional financial sources on acceptable terms or raise debt or equity capital. In such event, the Company may have to suspend operations, sell its technology, or seek a merger, combination or other strategic alternative.

        Notwithstanding the above, the Company does not anticipate a need to raise additional capital from outside sources to support its operations during the next 12 months. As of the end of the fiscal year ended June 30, 1999, the Company had cash of $89,629 and inventories of $105,106 after increasing its plant and facilities in anticipation of substantial completion of its research and development phase. If, however, the Company sees an opportunity to capture and exploit an attractive source of capital for future financing of its commercial production, or to prepare for faster growth and exploitation of its technology through expansion of its existing facilities, then it is possible that the Company will pursue such opportunities.

    Expected Significant Changes in Number of Employees

        The Company expects to increase its number of employees gradually over the next 12 months. Initially the Company will seek to add key senior management to support the administrative and marketing infrastructure and to plan, control and grow the business. The Company anticipates employing a chief financial officer and chief technical manager within the next 12 months. In addition, the Company is preparing to add chemical and technical personnel to assist in the commercial application of the Company's technology.

RISK FACTORS

    Limited Operating History

        The Company has been operating under its current management since June 1993. Since that time, the Company has engaged in limited business operations mostly consisting of the research, development and acquisition of technologies and equipment necessary for the extraction of precious and noble metals from volcanic cinder ore. Presently, the Company still expends a substantial amount of its resources acquiring and developing mineral properties and technologies for its business operations, and has been operating at a loss since the commencement of its present activities. There is no assurance that the

Company will be able to generate the revenues necessary to be profitable or that the Company will be successful if forced to seek additional funds to further develop or sustain its current limited business operations.

    Proprietary Technology May Ultimately Prove Ineffective or Unfeasible

        The Company has been granted the use of proprietary processes and equipment to process and concentrate volcanic cinder ore to extract precious and noble metals. Similar attempts have been made by others in the geological, geophysical and/or other related fields with limited success. The Company has successfully extracted precious and noble metals in test runs at its Black Mountain facility; however these test runs produced a relatively small amount of metal. Further, the processes used on different reserves of volcanic cinder ore are different each time depending on the mineral make-up of the deposit. This lack of consistency could result in the Company's actual costs of production exceeding those anticipated. There is no assurance that the Company will be able to consistently duplicate the results of the test runs on a continuous basis in a commercially or economically feasible manner. In addition, the special equipment licensed to and used by the Company could prove costly to maintain or prove unreliable when used on a continuous basis in a commercial setting.

    No Revenues from Operation

        Despite the business experience of the directors and officers of the Company, the Company remains in the development stage and therefore has not been profitable since the commencement of its present business activities in June 1993. There is no assurance the Company will generate revenues in the future, or that such revenues, if generated, will be sufficient to permit the Company to be successful, to expand or to continue operations.

    Potential Adverse Determination Regarding Certain BLM Lands

        In September 1999, the United States, Department of the Interior, Bureau of Land Management ("BLM"), served upon the Company a Complaint for Contest of Mining Claims concerning the operating permit issued by the BLM for the Company's Black Mountain facility. See Item 2, Part II - Legal Proceedings. The Company filed its Answer with the BLM and the matter was forwarded to an administrative law judge. This matter is currently pending before an administrative law judge who, as of the date of this registration statement, has not made a determination as to how the action shall proceed.

        There is no monetary amount in question. However, a determination against the Company would have a material adverse effect on the Company's operations. If the operating permit is revoked, the Company will be forced to seek out and develop another property for its milling and refining activities. There is no assurance that the Company would be able to locate such a facility in a timely fashion or on terms favorable to the Company. There is no assurance that the Company will have sufficient resources to obtain or construct another processing facility. In such event, the Company would experience significant production delays and incur substantial set up costs. The Company has been advised that it could take up to two years before the administrative law judge renders a determination in this matter.

    Competition with Larger Mining Companies

        While the Company's management believes that the processes used by the Company to extract precious and noble metals from volcanic cinder ore are unique to the Company, the Company nonetheless faces competition in the precious and noble metals market from large, established mining companies having substantial capabilities and greater financial and technical resources than the Company. There is no assurance that the Company will be able to compete with these larger mining companies with respect to the cost and pricing of the end product, to acquire future properties on terms acceptable to the Company or to recruit or retain qualified employees.

    Market Acceptance of Product and Technology

        The Company believes that there is a resistance to the Company's product as a result of the general industry belief that it is extremely difficult and economically unfeasible to extract precious and noble metals from volcanic cinder ore. Companies in the past have attempted to extract precious and noble metals from volcanic cinder ore with poor results. The Company uses a combination of traditional extracting principles and methods with its own proprietary processes and equipment. Notwithstanding the Company's success in its test and pilot production runs, there may be an industry backlash to this type of precious and noble metals extraction process. As a result of this industry perception, there is no assurance that the Company will be able to recruit and retain qualified employees, to obtain additional financing if needed or to obtain required governmental permits or licenses.

    Dependence upon License of Proprietary Technology

        The Company uses the Collider which is protected under a patent. See Item 1, Part I - Description of Business. The Company does not own this patent, rather it was granted the right to use it under a license agreement which is non-exclusive. Termination of the license would have a material adverse effect on the Company's operations.

    Governmental Approvals and Possible Delays

        Obtaining the necessary government permits is a complex and time-consuming process involving numerous federal, state and local agencies. The duration and success of each permitting effort is contingent upon many variables not within the Company's control. Notwithstanding the Company's good faith expectations, there is no assurance that any government permit or approval will be issued when anticipated or without conditions that may have a material adverse effect on the project. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with existing standards, laws and regulations which may entail unexpected costs and delays depending on the nature of the activity to be permitted and the interpretation of the regulations implemented by the permitting authority. Substantial delays in obtaining, or failing to obtain, certain government permits or approvals without burdensome conditions could have a material adverse effect on the Company's operations.

    Compliance With and Possible Liability Under Environmental Laws

        The Company is required to comply with numerous environmental laws and regulations imposed by federal and state authorities. At the federal level, legislation such as the Clean Water Act, the Clean Air Act, the Federal Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the National Environmental Policy Act impose effluent and waste standards, performance standards, air quality and emissions standards and other design or operational requirements for various components of mineral processing.

        Many states, including the State of Nevada, have also adopted regulations that establish design, operation, monitoring and closing requirements for mining operations. Under these regulations, mining companies are required to provide a reclamation plan and financial assurance to insure that the reclamation plan is implemented upon completion of mining operations. Additionally, Nevada and other states require mining operations to obtain and comply with environmental permits, including permits regarding air emissions and the protection of surface water and ground water.

        The Company's compliance with federal and state environmental laws may necessitate significant capital outlays or delays, may have a material adverse effect on the economics of a given property or may cause material changes or delays in the Company's intended development and production activities. Further, new or different environmental standards imposed by governmental authorities in the future could have a material adverse effect on the Company's business operations. The Company could be jointly and severally liable with current or prior property owners for the treatment, cleanup, remediation and/or removal of substances discovered at or on any of the Company's properties which are deemed by the federal and/or state and local governments to be toxic or hazardous. Although the Company believes that it does not use any such hazardous substances in its operations, all reasonable and practicable safeguards are used to prevent any liability under applicable laws relating to hazardous substances. The Company, as it is engaged in mineral processing, is inherently subject to substantial risk that environmental remediation will be required.

    Compliance with Regulations of Mining Safety and Health Administration

        The Mining Safety and Health Administration ("MSHA") is the main regulatory agency overseeing health and safety issues in connection with mining and milling operations. Presently the Company holds a permit issued by MSHA. MSHA requires that, among other safety standards, certain designated employees complete safety training. All of the Company's employees who work at the Black Mountain facility have completed the required training. Although the Company believes that it is in compliance with all applicable MSHA standards or requirements, violations could result in substantial fines or even the loss of the MSHA permit. Either penalty could have a material adverse effect on the Company's operations.

    Uncertainty of Funding for Projects

        The Company's operations require a substantial amount of capital prior to and during the actual production of the doré metal. Such capital requirements relate to the costs of, among other things, research and development activities, obtaining government permits and complying with bonding requirements established by various regulatory agencies regarding the future remediation and reclamation activities for the Company's property. While the Company anticipates that many of its costs of operations will be less than traditional methods of mining precious and noble metals, there is no assurance that the Company will have sufficient funds to finance its operations.

    Volatility of the Price of Precious and Noble Metals

        While the Company considers itself a high technology metals processing, smelting and refining company, as opposed to a traditional mining company, the profitability of the Company's future operations will be affected by the market prices of gold, silver and the platinum group metals. The price of gold, for example, is currently at depressed levels, however, the prices of platinum group metals have risen in recent years. Prices for precious and noble metals can fluctuate widely and are affected by numerous factors beyond the Company's control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs in major gold, precious and noble metals producing regions such as South Africa and the former Soviet Union. In addition, the price of precious and noble metals is occasionally subject to rapid short-term changes because of speculative activities. There is no assurance that the market prices of precious and noble metals will be sufficient in the future to cover the Company's operating costs and sustain production.

    Proposed Legislation

        During the past several years, the United States Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Laws"), which governs mining claims and related activities on federal lands. In 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. Beginning in October 1994, a moratorium on the processing of new patent applications was approved. In addition, a variety of legislation is now pending before the United States Congress to amend further the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, limit the rights obtained in a patent, impose royalties on unpatented claims and enact new reclamation, environmental controls and restoration requirements. The royalty proposals range from a two percent royalty on "net profits" from mining claims to an eight percent royalty on modified gross income/net smelter returns. The extent of any such changes that may be enacted is not presently known and the potential impact on the Company as a result of future congressional action is difficult to predict. If enacted, the proposed legislation could adversely affect the economics of developing and operating mines on the federal unpatented mining claims held by the Company. A substantial amount of the Company's properties consist of unpatented mining claims and the Black Mountain facility is on federal land. See Item 3, Part I - Properties. The Company's operations could therefore be materially and adversely affected by passage of any or all parts of the proposed legislation.

    Uncertainty of Title of Claims

        The Company's mining claims are subject to the claims procedures established by the General Mining Law. See Item 3, Part I - Properties. Under this law, if a claimant complies with the statute and the regulations for the location of a mining claim or mill site claim, the claimant obtains a valid possessory right to the land or the minerals contained therein. To preserve an otherwise valid claim, the claimant must also make certain additional filings with the county in which the land or mineral is situated and the BLM, and pay an annual holding fee of $100 per claim. If a claimant fails to make the annual holding payment or make the required filings, the mining claim or mill site claim is void or voidable.

        Because mining claims and mill site claims are self-initiated and self-maintained rights, they are subject to unique vulnerabilities not associated with other types of property interests. It is difficult to ascertain the validity of unpatented mining claims or mill site claims from public property records and, therefore, it is difficult to confirm that a claimant has followed all of the requisite steps for the initiation and maintenance of a claim. The General Mining Law requires the discovery of a valuable mineral on each mining claim in order for such claim to be valid, and mining claims may be challenged by rival mining claimants and the United States. Under judicial interpretations of the rule of discovery, the mining claimant has the burden of proving that the mineral found is of such quality and quantity as to justify further development, and that the deposit is of such value that it can be mined, removed and disposed of at a profit. The burden of showing that there is a present profitable market applies not only to the time when the claim was located, but also to the time when such claim's validity is challenged. It is therefore conceivable that, during times of falling metal prices, claims which were valid when they were located could become invalid if challenged.

        Title to unpatented claims and other mining properties in the western United States typically involves certain other inherent risks due to the frequently ambiguous conveyance history of those properties, as well as the frequently ambiguous or imprecise language of mining leases, agreements and royalty obligations. No generally applicable title insurance is available for mining or mill site claims. As a result, the Company's right to possess its properties may be subject to challenge.

    Risks Associated with Operations and Insurance

        The Company's operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties and operating a mill site, such as unusual or unexpected geological formations, environmental pollution, personal injuries, flooding, changes in technology or mining techniques, and periodic interruptions because of inclement weather and industrial accidents. Although the Company currently maintains commercial insurance within ranges of coverage consistent with industry practice to ameliorate some of these risks, no assurance can be given that such insurance will continue to be available at economically feasible rates, or that the Company's insurance is adequate to cover the risks and potential liabilities associated with exploring, owning and operating its properties. Insurance against environmental risks is not generally available to the Company or to other companies in the mining industry.

    Reliance upon Current Directors and Officers

        The Company is wholly dependent, at present, upon the personal efforts, know-how and abilities of its directors and officers. The loss of either of its directors or officers could have a material adverse effect on the Company's operations. Presently, the Company does not maintain key-man life insurance policies on its directors and officers. Further, the development of the proprietary processes used by the Company in connection with the extraction and refining of precious and noble metals from volcanic cinder ore was developed by, and is now licensed from, the Company's directors and officers. The resignation or removal of the directors and officers and their subsequent refusal to license such proprietary information would have a material adverse effect on the Company's operations. While the Company has no intention of altering the current relationship it has with its directors and officers, there is no assurance that the Company will be able to retain their services.

    Possible Issuance of Preferred Stock Without Stockholder Approval

        The Company's articles of incorporation authorize the issuance of "blank check" preferred stock with such designations, rights, preferences and limitations as determined by the Company's board of directors (the "Board"). Accordingly, the Board is empowered, without prior approval by the holders of the Company's common stock, to issue shares of preferred stock with dividend, liquidation, redemption, conversion, voting or other rights equal or superior to the rights of the holders of the Company's common stock. If issued, preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company may also issue preferred stock as a way to raise additional capital.

    Risks Associated with Possible Acquisitions

        The Company periodically considers the acquisition of mining claims, properties and businesses. In connection with any such future acquisitions, the Company may incur indebtedness or issue equity securities resulting in dilution of the percentage ownership of existing stockholders. The Company intends to seek stockholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock market listing rules and requirements.

Item 3.           Description of Property

    Mill Site

        The Company conducts its milling and smelting operations at the Black Mountain facility at the seven mile marker located at 1088 East Cottonwood Cove Road, between Searchlight and Cottonwood Cove, Lake Mojave, Nevada.

        The real property underpinning and surrounding the Black Mountain facility is owned by the BLM. The right to occupy the mill site was conveyed to Robert F. & Diana L. Flaherty, Inc. The Flaherty's are the sole stockholders of Robert F. & Diana L. Flaherty, Inc. The Company has filed notice with the BLM with respect to its intent to occupy and use the site. Presently, there is an administrative action pending with respect to this property. See Item 2, Part II - Legal Proceedings.

        The Black Mountain facility uses the Collider to further reduce the size of the volcanic cinder ore before smelting. See Item 1, Part I - Business. The Black Mountain facility uses three diesel-fired crucible furnaces for doré production, smaller blast test furnaces for batch testing and one induction furnace for re-melting. The Collider and the other equipment used at the Black Mountain facility are generally not more than three years old. The Black Mountain facility is powered by electricity supplied by Nevada Power Company and also has auxiliary generator power. The Black Mountain facility has its own well for water.

    Mining Sites

        The Company obtains its volcanic cinder ore by contracting with a third-party for its shipment to the Black Mountain facility where it is processed. The following is a description of the Company's mining claims in Arizona and Nevada.

                    Dukes Peak a/k/a Cooley's Knoll, Navajo County, Arizona - The Company has the right to remove up to approximately 3,125,550 tons of volcanic cinder ore located on certain real property in Arizona. The Flahertys own the recorded mineral deed pertaining to this property. This property can be accessed by a paved road from Arizona State Route 60.

                    First Knoll #1 and First Knoll #2, Navajo County, Arizona - The Company has the right to enter onto and remove volcanic cinder ore on three hundred twenty acres of certain real property also in Arizona. The property is BLM land. The right to occupy the federal lands was conveyed to the Flahertys. The Flahertys assigned all of their rights in this real property to the Company. The Company has filed notice with the BLM with respect to its intent to occupy and use this site. This property can be accessed by a paved access road from Arizona State Route 60. Presently, the Company does not remove any volcanic cinder ore, nor does it have any contracts for the shipment of volcanic cinder ore from this location.

                Nevada Mining Sites, Clark County, Nevada - The Company has the right to conduct mining operations on the BLM land which surrounds the Company's Black Mountain facility. The right to occupy the federal lands was conveyed to Robert F. & Diana L. Flaherty, Inc. Subsequently, the Company filed notice with the BLM with respect to the mining sites. Presently, the Company has conducted only preliminary sampling and assaying of the property.

Item 4.         Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth the information as of January 31, 2000 with respect to each person known to the Company to be the beneficial owner of more than five percent of any class of the Company's common stock, each director of the Company and all directors and officers of the Company as a group. Beneficial ownership includes securities to which a person has sole or shared voting or investment power in any shares or shares to which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[3]
Common Stock	Diana L. Flaherty[1] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	85,407,012	35.62%
Common Stock	Robert F. Flaherty[1] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	68,916,023	28.75%
Common Stock	Robert F. & Diana L. Flaherty, Inc.[2] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	66,271,362	27.64%
Common Stock	Dynasty Corporation of Nevada, Inc.[2] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	1,533,762	00.64%
Common Stock	Total of all Shares Beneficially Owned by Officers and Directors (as a group)	222,128,159	92.65%

____________________
1Director and officer of the Company
2Robert F. Flaherty and Diana L. Flaherty, husband and wife, are the sole stockholders of the listed corporation.
3Based on 239,746,168 shares of common stock outstanding as of January 31, 2000.

        There are no arrangements presently known to the Company which could result in a change in control of the Company.

Item 5.         Directors, Executive Officers, Promoters and Control Persons

        The following table sets forth the name, age and position of each director and officer of the Company as of the date hereof.

Name	Age	Positions Held	Year of Appointment
Diana L. Flaherty1	50	Chairperson of the Board, Secretary and Treasurer	1993
Robert F. Flaherty1	65	Director and President	1995

1Robert F. Flaherty and Diana L. Flaherty are husband and wife.

        All directors hold office until the next annual meeting of the stockholders and until their successors are elected and qualified. There are no agreements with respect to the election of directors. Officers of the Company are appointed by the Board and serve at the will and pleasure of the Board. Set forth below is certain biographical information regarding the Company's directors and officers:

        Diana L. Flaherty is the Chairperson of the Board of Directors, Secretary and Treasurer of the Company. She has served the Company in an official capacity since June 1993. Ms.  Flaherty directs the business operations of the Company, overseeing the divisional performance of the Company's management team. Ms. Flaherty's responsibilities involve arranging for private and institutional project financing and providing direction for short and long-term Company planning.

        Robert F. Flaherty is a Director and President of the Company. He has served the Company in an official capacity since February 1995. Oversight of the Company's production operations is one of Mr. Flaherty's primary responsibilities. Mr. Flaherty also handles recruiting and hiring the Company's management team and consultants necessary to expand operations from pilot to commercial production. Mr. Flaherty designed and coordinated construction of the Company's Black Mountain facility, and is instrumental in the application of advanced gold and platinum group metals research and refining technology.

Item 6.         Executive Compensation

        The Company has not paid compensation to its directors and officers for the fiscal years ended June 30, 1997, 1998 and 1999. There are no employment contracts between the Company and any of its directors or officers. There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company. In addition, the Company is not obligated to pay royalties to the Flahertys on any mineral rights or proprietary rights assigned to the Company.

Item 7.         Certain Relationships and Related Transactions

        During the fiscal years ended June 30, 1998 and 1999, the Company entered into a series of loan transactions with Robert F. & Diana L. Flaherty, Inc. The aggregate principal amount of the loans for those years was $2,012,429, which amount the Company agreed to repay at the interest rate of six percent per annum. The Flahertys are the beneficial owners of 92.65% of the Company's outstanding common stock and are the sole stockholders of Robert F. & Diana L. Flaherty, Inc. Subsequently, the Company

issued common stock to Robert F. and Diana L. Flaherty, Inc. to cancel the debt. See Item 4, Part II - Recent Sales of Unregistered Securities.

Item 8.         Description of Securities

        The authorized capital stock of the Company consists of 300,000,000 shares of common stock, par value $.0001, and 30,000,000 shares of preferred stock, par value $.01. As of January 31, 2000, there were 239,746,168 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

   Common Shares

        The holders of common stock are entitled to receive notice of and attend any meeting of the stockholders of the Company and are entitled to one vote for each share held (except at meetings at which only the holders of another class of shares are entitled to vote). The directors may from time to time declare a dividend and the Company shall pay the dividend out of Company funds legally available for the payment of the dividend. Such dividend is subject to the rights, privileges, restrictions and conditions of any preferred stock of the Company. The holders of the common stock are entitled to share equally in the distribution of the assets of the Company in the event of liquidation, dissolution or winding-up of the Company or upon any distribution of the assets of the Company among its stockholders, subject to the rights, privileges, restrictions and conditions of any preferred stock. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares.

        Holders of common stock do not have cumulative voting rights which means that the holders of more than 50% of the common stock (the voting shares) voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

   Preferred Shares

        Preferred stock may be issued from time to time in one or more series. The Board, without stockholder action, have the authority to: (a) designate in whole or in part, the preferences, limitations and relative rights of any class of shares before the issuance of any shares of that class; (b) create one or more series within a class of shares, fix the number of shares of each series, and designate, in whole or in part, the preferences, limitations and relative rights of the series, all before the issuance of any shares of that series; (c) alter or revoke the preferences, limitations and relative rights granted to or imposed upon any wholly unissued class of shares or any wholly unissued series of any class of shares; or (d) increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the Board, either before or after the issuance of shares of the series; provided that the number may not be decreased below the number of shares of the series then outstanding, or increased above the total number of authorized shares of the applicable class of shares available for designation as part of the series. The allocation among the series of each class of unlimited voting rights and the right to receive the net assets of the Company upon dissolution, shall be designated by the Board. Shares of any class of preferred stock may be issued, without stockholder action, in one or more series as may from time to time be determined by the Board. The preferred stock rank prior to the common stock with respect to distribution in the event of liquidation, dissolution or winding-up of the Company.

   Transfer Agent and Registrar

        The Transfer Agent and Registrar for the Company's common stock is Securities Transfer Corporation, Dallas, Texas.

PART II

Item 1.         Market Price of and Dividends on the Registrant's Common Equity and Other
                Stockholder Matters

        The Company's common stock is listed for trading on the Nasdaq Over-The-Counter Electronic Bulletin Board ("OTC BB") under the trading symbol: PMTU. The trading market is limited and sporadic and should not be deemed to constitute an established trading market.

        The following table sets forth the high and low closing sales prices for the Company's common stock for each quarter since July 1, 1997 as quoted on the OTC BB during the periods indicated. The quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. The information set forth below was provided by Datek and Bloomberg Financial Services.

Fiscal Year and Quarter	High Closing	Low Closing
FISCAL YEAR ENDED June 30, 1998:
First Quarter	1.00	0.13
Second Quarter	1.38	0.63
Third Quarter	2.00	1.13
Fourth Quarter	1.75	0.75

FISCAL YEAR ENDED June 30, 1999:
First Quarter	1.00	0.94
Second Quarter	0.38	0.27
Third Quarter	0.38	0.27
Fourth Quarter	0.38	0.27

FISCAL YEAR ENDED June 30, 2000:
First Quarter	0.65	0.25
Second Quarter	1.50	0.28

        As of January 31, 2000, there were 441 stockholders of record and 239,746,168 shares of the Company's common stock outstanding.

   Dividend Policy

        The Company has never paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. It is the present policy of the Board to retain all earnings in order to provide for the future growth of the Company. The payment of dividends on the common stock in the future will depend on the results of operations, financial condition, capital expenditure plans and other cash obligations of the Company and will be at the sole discretion of the Board.

Item 2.         Legal Proceedings

        United States of America v. Phoenix Metals U.S.A. II, Inc. In September 1999, the BLM served upon the Company its Complaint for Contest of Mining Claims. In September 1999, the Company filed its Answer. The matter was forwarded to an administrative law judge, who has not made a determination as to how the action will proceed.

        This action relates to the Company's use of the Black Mountain facility which is BLM property. There is no monetary amount in question. A determination against the Company or its right to conduct its operations at the Black Mountain facility could have a material adverse effect on the Company. See Item 2, Part I - Management's Discussion and Analysis or Plan of Operation.

        Ralph C. Gustin, III v. Thornton Duard Barnes, a/k/a T.D. Barnes; Doris Barnes; Geneva Minerals, Inc.; Phoenix Metals U.S.A. II, Inc; Robert F. Flaherty; and Diana Lee Flaherty, consolidated with Robert F. & Diana L. Flaherty, Inc.; Phoenix Metals U.S.A. II, Inc.; Robert F. Flaherty; and Diana Flaherty v. Thornton D. Barnes and Doris W. Barnes; and Geneva Minerals, Inc. Following an August 1999 trial in the District Court f

        Post-judgment motions were filed by the Barnes and Gustin which were denied. As of the date of this registration statement, no appeals have been filed.

        900 Capital Services, Inc. v. Phoenix Metals U.S.A. II, Inc., et al. In April 1997, 900 Capital Services, Inc. (the "Plaintiff") brought suit against the Company in the United States District Court for the Northern District of California seeking damages to be proven at trial. The Plaintiff loaned $700,000 to a third-party. The loan was secured by real property and two doré metal bars purchased from the Company for $134,0

        In November 1998, that court entered an order transferring the action to the United States District Court for the Western District of Tennessee, Western Division. In February 1999, the court entered a default judgment against the Company. In March 1999, the Company filed a Motion and Brief to Set Aside Default Judgment which was denied by the court in May 1999. The Plaintiff filed a Motion for Entry of Final Judgment against the Company in S

        The Company believes that a default order will be entered against the Company for the above-stated amount. However, the Company intends to vigorously appeal any such order entered.

Item 3.         Changes in and Disagreements with Accountants

        During the last two fiscal years ended June 30, 1998 and 1999, there have been no changes in or disagreements with accountants.

Item 4.         Recent Sales of Unregistered Securities

        In the past three years, the Company has issued unregistered securities in the following seven instances:

                (a)        On January 7, 1998, the Company issued 5,000,000 shares of common stock to Ms. Flaherty, the Chairperson of the Board, Secretary and Treasurer of the Company, in exchange for mineral and patent rights, mining claims and mineral and management fees.

rson of the Board, Secretary and Treasurer of the Company, in exchange for mineral and patent rights, mining claims and mineral and management fees.

                (b)        On January 7, 1998, the Company issued 5,000,000 shares of common stock to Mr. Flaherty, President of the Company, in exchange for patent rights, mining claims and mineral and management fees.

                (c)        On November 15, 1999, the Company issued 50,000,000 shares of common stock to Robert F. & Diana L. Flaherty, Inc. of which the Flahertys are the sole stockholders, in exchange for the assignment of certain rights to existing third-party contracts.

                (d)        On November 16, 1999, the Company issued 5,000,000 shares of common stock to Robert F. & Diana L. Flaherty, Inc., in exchange for the assignment of certain rights to existing third-party contracts.

                (e)        On November 19, 1999, the Company issued 3,000,000 shares of common stock to Robert F. & Diana L. Flaherty, Inc. in exchange for cash advances to the Company totaling $3,263,191.

                (f)        On November 29, 1999, the Company issued 300,000 shares of common stock to Michael Gardiner for the aggregate consideration of $90,000.

                (g)        On January 26, 2000, the Company issued 2,000,000 shares of common stock to Arthur Porter to secure a letter of credit in the amount of $1,000,000.

        All of the funds from the above sales of the Company's common stock were used to for working capital and overhead expenses including, without limitation, rent for the Company's office space, utilities, payroll and research and development activities. No underwriters, brokers or dealers were used in connection with the above sales.

        All of the above sales of the Company's common stock were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2).

Item 5.         Indemnification of Directors and Officers

        Indemnification of the Company's directors and officers is provided for under the laws of the State of Colorado. In addition, Article Twelfth, Section 2 of the Company's articles of incorporation generally provides that the Company has the power to indemnify its directors or officers against losses if the director or officer acted in good faith and in a manner he or she reasonably believed to the in the best interests of the Company. If it is a criminal action or proceeding, the Company has the power to indemnify against losses if the director or officer had no reasonable grounds to believe that his or her conduct was unlawful.

        With respect to any possible indemnification of directors or officers for liabilities arising under the Securities Act of 1933, as amended, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

PART F/S

INDEPENDENT AUDITORS' REPORT

Board of Directors
Phoenix Metals U.S.A. II, Inc.
Las Vegas, Nevada

We have audited the balance sheet of Phoenix Metals U.S.A. II, Inc. (a development stage enterprise) as of June 30, 1999, and the related statements of development stage operations, stockholders' equity (deficiency) and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Because of inadequacies in the accounting records of the Company and its principal shareholders for fiscal 1994, we were unable to obtain and examine documentary evidential matter to support the valuation (at transferror's cost basis) of mineral ore reserves transferred to the Company by the shareholders in connection with a "reverse acquisition"in that year.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves about the valuation of the Company's mineral ore reserves acquired in fiscal 1994, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Metals U.S.A. II, Inc. as of June 30, 1999, and the results of its development stage operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, the Company's ability to commence operations is dependent upon the successful completion of its research and development and continued advances from stockholders or other financing or capital investments. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PIERCY, BOWLER, TAYLOR & KERN

/s/ Piercy, Bowler, Taylor & Kern
November 19, 1999
Las Vegas, Nevada

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
BALANCE SHEET
June 30, 1999
ASSETS
Current assets:
Cash	$89,629
Inventories	105,106
Prepaid expenses	47,435 -------------------
242,170
Property and equipment, net of accumulated depreciation	1,000,869
Mineral ore rights	1,775,000
Other	21,857 -------------------
$3,039,896 ===========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)
Current liabilities:
Current portion of long-term debt	$16,364
Notes payable	32,368
Accounts payable	38,547
Accrued expenses	16,215 -------------------
103,494 -------------------
Long-term debt, net of current portion	55,789 --------------------
Advances from stockholders, including accrued interest	$3,263,191 -------------------

Stockholder's equity (deficiency):
Preferred stock (preferences to be determined by the Board of Directors upon issuance), $0.01 par value, 30,000,000 shares authorized, no shares issued and outstanding
Common stock, $0.0001 par value, 300,000,000 shares authorized, 179,446,168 issued and outstanding	17,945
Additional paid-in capital	2,408,057
Deficit accumulated in the development stage	(2,807,080)
Less stock subscription receivable	(1,500) -------------------
(382,578) -------------------
$3,039,896 ===========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, Inc.
(A Development Stage Enterprise)
STATEMENTS OF OPERATIONS
For the Years Ended June 30, 1999 and 1998
And for the Cumulative Period from July 1, 1993 through June 30, 1997
(Unaudited)
	1999 -----------------	1998 -----------------	July 1, 1993 through June 30, 1997 (Unaudited) -------------------
Costs and expenses:
Research and development	$617,169	$368,093	$772,398
Depreciation	64,992	42,451	11,265
General and administrative	196,716 ---------------	146,909 ---------------	206,872 ----------------
	878,877	557,453	990,535
Other expense:
Interest	143,165 ---------------	78,247 ---------------	158,803 ----------------
Net loss	$1,022,042 =========	$635,700 =========	$1,149,338 =========
Net loss per common share	$0.006 =========	$0.004 =========	$0.009 =========
Weighted average number of common shares outstanding	179,446,168 =========	174,446,168 =========	122,163,065 =========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, Inc.
(A Development Stage Enterprise)
STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIENCY)
For the Years Ended June 30, 1999 and 1998
And for the Cumulative Period from July 1, 1993 through June 30, 1997
(Unaudited)
	Common Stock		Additional paid-in	Deficit accumulated during the development	Stock subscriptions
	Shares ---------------	Par value -------------	capital -------------	stage ---------------	receivable ---------------	Total ---------------
From July 1, 1993 through June 30, 1997 (unaudited):
Balances, July 1, 1993	$962,288	$96	$547,717	$(999,608)		$(451,795)
Issuance of common stock in connection with reverse acquisition	24,532,712	2,453	1,772,547			1,775,000
Quasi-reorganization			(999,608)	999,608		-
Other issuances of common stock	143,951,168	14,396	1,088,401	-	(11,700)	1,091,097
Net loss				(1,149,338)		(1,149,338)
Stock subscription payments received	----------------	--------------	---------------	----------------	5,400 ----------------	5,400 ----------------
Balances, June 30, 1997	169,446,168	16,945	2,409,057	(1,149,338)	(6,300)	1,270,364
Stock subscription payments received					2,400	2,400
Issuances of common stock for patents and intellectual property	10,000,000	1,000	(1,000)
Net loss				(635,700)		(635,700)
Balances, June 30, 1998	179,446,168	17,945	2,408,057	(1,785,038)	(3,900)	637,064
Stock subscription payments received					2,400	2,400
Net loss	----------------	--------------	---------------	(1,022,042) ----------------	----------------	(1,022,042) ----------------
Balances, June 30, 1999	$179,446,168	$17,945	$2,408,057	$(2,807,080)	$(1,500)	$(382,578)

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, Inc.
(A Development Stage Enterprise)
STATEMENT OF CASH FLOWS
For the Years Ended June 30, 1999 and 1998
And for the Cumulative Period from July 1, 1993 through June 30, 1997
(Unaudited)

	1999 -----------------	1998 ----------------	July 1, 1993, through June 30, 1997 (Unaudited) --------------------
Operating activities:
Net cash used in operating activities	$(910,120) -----------------	$(561,325) -----------------	$(1,036,954) ---------------------
Investing activities:
Purchase of property and equipment	(343,164) -----------------	(112,145) -----------------	(638,272) ---------------------
Financing activities:
Advances from stockholders	1,281,982	730,447	949,564
Proceeds from notes payable	34,105	5,116
Repayments of notes payable	(5,757)	(5,801)
Proceeds from long-term debt	57,899		144,175
Repayments of long-term debt	(45,663)	(49,683)	(21,225)
Stock subscription payments received	2,400	2,400	5,400
Proceeds from issuance of common stock	-----------------	-----------------	606,250 ---------------------
Net cash provided by financing activities	1,324,966 -----------------	682,479 -----------------	1,684,164 ---------------------
Net increase in cash	71,682	9,009	8,938
Cash, beginning	17,947 -----------------	8,938 -----------------	---------------------
Cash, ending	$89,629 ==========	$17,947 ==========	$8,938 ============

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the cumulative period from July 1, 1993
through June 30, 1997, is unaudited

Note 1.        Nature of Activities and History

Phoenix Metals U.S.A. II, Inc. (the "Company") is engaged in research and development activities in connection with proprietary processes, fabrication of equipment, in securing all operating permits, and obtaining licenses for patents and technology relating to concentrating, smelting and separating complex refractory ores into pure refined precious and noble metals. In that regard, the Company has operated a pilot and testing facility on five acres in Nevada to mill, smelt and separate gold, silver, platinum, palladium, rhodium, ruthenium, osmium and iridium commercially. In this phase, the Company has developed employee and management training manuals and related procedures, formulas for processing head ore to pure metals, and engineering, fabricating and putting into operation environmentally compatible ore processing systems and facilities. The amount of ore that has been removed from the Company's ore reserves to date is insignificant and without measurable cost.

Since the Company's activities to date have involved principally the development or improvement of processes and techniques to be employed in extraction, rather than mining activities, the costs thereof are accounted for and expensed as provided for in Financial Accounting Standards Board (FASB) Statement No. 2, Research and Development Costs. In addition, pursuant to the American Institute of Certified Public Accountants' Statement of Position 98-5, Start-up Costs, the costs of all other start-up activities are expensed as incurred.

The Company is not in the exploration stage and, except to the extent described above, it is not and has not engaged, nor has it incurred any costs, in "exploration" and "development" activities, as those terms are commonly used in the mining industry (for example for prospecting, geophysical analysis, drilling or removing overburden). Accordingly, the accompanying financial statements include no capitalized costs or related amortization of such costs that might otherwise be amortizable over estimated production. Only the costs of acquiring or building physical facilities, equipment and mineral ore reserves and mining rights have been capitalized (Note 2).

The Company commenced its development stage activities during the year ended June 30, 1994 as a result of a series of transactions early in that year involving a "reverse" acquisition of the Company (then engaged unsucessfully in an unrelated business and known as Imagenét Systems, Inc.) and the related transfer to the Company by its present principal officer/stockholders* of rights to certain mineral ore reserves and technology (Note 7) in exchange for common stock. In connection with the reverse acquisition and related transactions, the Company discontinued its unrelated business and adopted "quasi-reorganization" accounting as of July 1, 1993, eliminating its then accumulated deficit of approximately $1,000,000. No revaluations of assets or liabilities were deemed necessary at the time.

The cumulative financial statements and related information presented for the period from July 1, 1993 (determined for financial reporting purposes to be the beginning of the development stage), through June 30, 1997 (the Cumulative Period), are unaudited because an audit of such information is impracticable at this time.

 __________________

*All references to the principal officer/stockholders are intended to encompass all other entities controlled by these individuals

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the cumulative period from July 1, 1993
through June 30, 1997, is unaudited

Note 2.         Summary of significant accounting policies:

Inventories

In-process inventories are stated at the lower of cost (Note 7) or net realizable value.

Property and Equipment

Property and equipment (Note 3) are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Use of Estimates

Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, some of which may require revision in futures periods.

Note 3.         Property and Equipment

Land and mining rights (Note 7)	$520,0524
Buildings and improvements	142,032
Equipment	451,353
Other	14,148 ---------------
1,128,057
Less accumulated depreciation	(127,188) ---------------
$1,000,869 ==========

Note 4.         Long-Term Debt
Notes payable at 11.5-8.5%, collateralized by vehicles, payable at $1,200 monthly, due May 2000 to June 2003	$33,126
Note payable at 18.9%, collateralized by equipment, payable at $1,019 monthly, due April 2004	39,207 ---------------
72,153
Less current maturities	(16,364) ---------------
$55,789 ==========

At June 30, 1999, maturities of long-term debt were:

Year ending June 30,
2000	$16,364
2001	15,099
2002	17,285
2003	14,009
2004	9,396 ----------------
$72,153 ===========

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the cumulative period from July 1, 1993
through June 30, 1997, is unaudited

Note 5.         Commitments and contingencies:

Operating Leases

The Company has noncancelable operating lease agreements for administrative offices, vehicles and telephone equipment. Rental expense is included in general and administrative expenses and is not material in all periods presented.

The Company's minimum future lease payments under noncancelable operating leases are as follows as of June 30, 1999:

Year ending June 30,
2000	$ 99,289
2001	101,226
2002	85,531
2003	86,012
2004	65,411

Legal Proceedings

On February 24, 1999, a default judgment was entered against the Company in the amount of $597,913. The judgment stems from a disputed transaction in the period prior to July 1, 1997. The Company plans to continue to litigate the matter fully. Based upon the opinion of counsel management expects the judgment will be reversed, and the ultimate outcome of this matter cannot be determined at this time. Accordingly, no provision has been made in the financial statements with regard to this matter.

The Company is also party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or future operations.

Environmental Obligations

The Company is obligated under federal and state legislation to perform environmental reclamation at its refinery and testing facility. Management's estimate of the costs of meeting such obligations, as approved by the state, is not material.

Going Concern

The Company has accumulated a development stage deficit of $2,807,080 as of June 30, 1999. The Company plans to fund continued research and development with additional advances from its principal stockholders or a public offering of common stock. In addition, the Company expects to achieve certain levels of production in the near future that should result in significant revenues.

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the cumulative period from July 1, 1993
through June 30, 1997, is unaudited

Note 6.         Income Taxes

Because, as of June 30, 1999, the Company has not generated any revenues or otherwise commenced operations, and has engaged in extensive development stage activities over a period of six years, it has incurred substantial losses for income tax reporting purposes, the benefits of which have been effectively offset by a 100% valuation allowance and, therefore, are not reflected in the accompanying financial statements. The Company is considering preparing amended tax returns for certain years and, accordingly, details of the Company's deferred tax assets and offsetting valuation account are not readily available at this time.

Note 7.         Related party transactions

Advances from Stockholders

The Company's most significant source of financing has been and continues to be advances from its majority stockholders. Under a related agreement, the funds borrowed are payable on demand (Note 10) and accrue interest at variable rates, currently 6%, aggregating $301,198 at June 30, 1999. The financial statements do not contain any provisions for compensation of the Company's principal officer/stockholders.

Land, Mining Rights and Ore Reserves

In the early stages of its history, the principal officer/stockholders transferred to the Company various land and mining rights, including ore reserves in Arizona and Nevada, in exchange for common stock of the Company. The costs assigned to these assets, and the value of the common stock issued in exchange, consist of the costs incurred by the principal officer/stockholders.

Patent and Other Intellectual Property Licenses

On several occasions, the Company's principal officer/stockholders assigned to the Company nonexclusive limited use licenses to certain patents and related intellectual property developed over a number of years for the extraction of gold, silver and platinum group metals from igneous rocks in exchange for 10,000,000 shares of common stock of the Company issued in January 1998. There are no continuing royalty obligations in connection with these licenses. In addition, neither the shares nor the assets so acquired are in the balance sheet because the costs incurred by the stockholders in developing such assets were primarily in the nature of research and development and, therefore, would have been expensed.

Note 8.         Financial Instruments

The carrying amounts of advances from stockholders and other financial instruments approximates their fair value because of their short maturities or because the debt bears variable or fixed interest rates that approximate current rates available on similar borrowings.

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the cumulative period from July 1, 1993
through June 30, 1997, is unaudited

Note 9.         Supplemental Cash Flow Information

In connection with the reverse acquisition of control of the Company in 1993, the Company obtained mineral ores valued at $1,775,000 and technology rights not valued in the financial statements. Other non-cash investing and financing activities consisted of acquisition of land by seller financing of $100,000 in the Cumulative Period.

Cash paid for interest during each of the periods presented was not material.

The following reconciles net loss to cash provided by operating activities:

	1999 -----------------	1998 ---------------	Cumulative Period ----------------
			(Unaudited)
Net loss	($1,022,042)	($635,700)	($1,149,338)
Depreciation	64,992	42,451	19,745
(Increase) decrease in operating assets:
Inventories	(53,670)	(51,436)
Prepaid expenses	(37,768)	(2,553)	(7,114)
Other assets	(21,857)
Increase (decrease) in operating liabilities:
Accrued interest to stockholders	138,041	74,746	88,411
Accounts payable	19,820	(1,061)	9,719
Accrued expenses	2,364 -----------------	12,228 ---------------	1,623 -----------------
	($910,120) ==========	($561,325) ==========	($1,036,954) ==========

Note 10.         Subsequent Events

Effective on November 19, 1999, the agreement relative to advances from the principal officer/stockholders was amended to eliminate the demand provision of the related obligation and to provide that it would be settled in full for 3,000,000 unregistered shares of the Company's common stock, valued at $1.09 per share, which shares were issued on that date. Accordingly, pursuant to FASB Statement No. 6, Classification of Short-Term Obligations Expected to Be Refinanced has been retroactively reclassified as long-term in the accompanying balance sheet.

During the period subsequent to June 30, 1999, the Company continued its development stage activities.

PART III

Item 1.          Index to Exhibits
Exhibit No.	Description	Sequential Page No.
3.01	Articles of Incorporation of Powell Capital Corporation dated as of December 22, 1986; Articles of Amendment to the Articles of Incorporation of Powell Capital Corporation Including a Change of Name to Imagenét Systems, Inc. dated as of November 27, 1987; Articles of Amendment to the Articles of Incorporation of Imagenét Systems, Inc. Including a Change of Name to Phoenix Metals U.S.A. II, Inc. dated as of August 13, 1998	31
3.02	Bylaws of Powell Capital Corporation dated December 22, 1986	45
4.01	Form of Stock Certificate of Phoenix Metals U.S.A. II, Inc.	68
10.01	Assignment of Patent Licensing Agreement by and among Robert F. Flaherty, Diana L. Flaherty and Phoenix Metals U.S.A. II, Inc.	70
10.02	Patent Licensing Agreement by and between Robert F. & Diana L. Flaherty, Inc. and Phoenix Metals U.S.A. II, Inc.	72
10.03	Advance Agreement by and among Robert F. & Diana L. Flaherty, Inc., Robert F. Flaherty, Diana L. Flaherty and Phoenix Metals U.S.A. II, Inc. dated December 1, 1999	74
10.04	Corporate Reorganization Agreement by and between Powell Capital Corporation and Imagenét Systems, Inc. dated June 30, 1987	76
10.05	Acquisition Agreement by and between Robert F. Flaherty and Imagenét Systems, Inc. dated June 30, 1993	87
27.01	Financial Data Schedule	95

Item 2.          Description of Exhibits

See above.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Metals U.S.A. II, Inc.

Dated:	February 4, 2000	By:	/s/ Diana Lee Flaherty --------------------------------------------------
Diana Lee Flaherty, Chairperson of the Board, Secretary and Treasurer

		By:	/s/ Robert F. Flaherty --------------------------------------------------
Robert F. Flaherty, Director and President

        The undersigned directors and officers of Phoenix Metals U.S.A., II, Inc. hereby appoint Robert F. Flaherty or Diana Lee Flaherty, or either of them, as attorneys-in-fact for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), any and all amendments (including post-effective amendments) and exhibits to this registration statement and any and all registration statements, applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby and all periodic reporting requirements with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorneys-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Diana Lee Flaherty ----------------------------------------	Chairman of the Board of Directors,	February 4, 2000
Diana Lee Flaherty	Secretary and Treasurer

/s/ Robert F. Flaherty ----------------------------------------	President and Director	February 4, 2000
Robert F. Flaherty